January 8, 2024

VIA EDGAR TRANSMISSION

Office of Manufacturing

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Attention: Heather Clark and Melissa Gilmore

Re:	Corning Incorporated

Form 10-K for Fiscal Year Ended December 31, 2022

Form 10-Q for the Period Ended September 30, 2023

File No. 001-03247

Dear Ms. Clark and Ms. Gilmore:

We are writing in response to your letter dated January 4, 2024 (the “Comment Letter”) relating to the above-referenced filings.

As discussed on our call with Ms. Clark, on January 8, 2024, we are working expeditiously to respond to the Comment Letter. Due to time constraints associated with the Company’s year-end process and filing of Form 10-K for our fiscal year ended December 31, 2023, we are requesting that our response date be extended to February 12, 2024.

We are grateful for the Staff’s accommodation in this matter. Should you have any further questions, please do not hesitate to call me at (607) 974-5843

Sincerely,

/s/ Edward A. Schlesinger
Executive Vice President & Chief Financial Officer

cc:	Wendell P. Weeks, Chairman & Chief Executive Officer

Lewis A. Steverson, Executive Vice President & Chief Legal & Administrative Officer

Stefan Becker, Senior Vice President, Finance & Corporate Controller

Marco Carducci, PricewaterhouseCoopers LLP